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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48050

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KILEY PARTNERS, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 BEL GIORNO COURT

(No. and Street)

Henderson	NV	89011
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL KILEY   561-630-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680 ATLANTA	GA	30339
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL KILEY , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KILEY PARTNERS, INC. , as of DECEMBER 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Michael Kiley
Signature

CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of Nevada
County of Clark

Signed and sworn to (or affirmed) before me on 02/12/21

MICHAEL DOUGLAS KILEY

(Notary Stamp)

(Signature of Notarial Officer)



PARMINDER S. SWATCH
Notary Public - State of Nevada
County of Clark
APPT. NO. 09-10983-1
My App. Expires July 21, 2022

KILEY PARTNERS, INC.

Financial Statements
For the Year Ended December 31, 2020
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kiley Partners, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

February 18, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Kiley Partners, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	155,920
Property and equipment, net of accumulated depreciation of $48,881		-
Securities owned		1,079,842
Interest receivable		16,164
Deposit with clearing broker		100,331
Due from clearing broker		719,377
Other assets		264
Total Assets	$	2,071,898

Liabilities and Stockholder's Equity

Liabilities		
Securities sold, not yet purchased	$	567,329
Due to clearing broker		406,699
Interest payable		1,585
Accounts payable and accrued expenses		4,990
Commission payable		13,086
Total Liabilities		993,689
Stockholder's Equity		
Common stock, no par value, 2,000 shares authorized, 100 shares issued and outstanding		-
Retained earnings		1,078,209
Total Stockholder's Equity		1,078,209
Total Liabilities and Stockholder's Equity	$	2,071,898

See accompanying notes.

Kiley Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Commissions	$	848,609
Principal transactions		188,688
Interest		28,335
Total revenues		1,065,632
Expenses		
Commissions, compensation, and benefits		212,136
IT, data and communications		117,652
Clearing costs		40,731
Interest		8,877
Other		82,771
Total expenses		462,167
Net Income	$	603,465

See accompanying notes.

3

Kiley Partners, Inc.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2020

Balance, December 31, 2019	$	507,830
Net income		603,465
Contributions by stockholder		394,785
Distributions to stockholder		(427,872)
Balance, December 31, 2020	$	1,078,208

See accompanying notes.

4


Kiley Partners, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2020


Cash flows from operating activities:		
Net income	$	603,465
Items which do not impact cash		
Depreciation		103
Adjustments to reconcile net income to net cash used by operating activities:		
Change in deposit with clearing broker		(75,023)
Change in due from clearing broker		(470,882)
Change in securities owned		(1,079,842)
Change in interest recceivable		(16,164)
Change in other assets		410
Change in accounts payable and accrued expenses		2,493
Change in commissions payable		12,867
Change in securities sold, not yet purchased		567,329
Change in due to clearing broker		406,699
Change in interest payable		1,585
Net cash used by operating activities		(46,960)
Cash flows from financing activities:		
Contributions by stockholder		394,785
Distributions to stockholder		(427,872)
Net cash used by financing activities		(33,087)
Net decrease in cash		(80,047)
Cash balance:		
Beginning of year		235,967
End of year	$	155,920
<u>Supplemental disclosure of cash flow information</u>		
Interest paid	$	7,292


See accompanying notes.

5


NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> The Company is a registered broker dealer that began business in 1994. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States.

<u>Cash:</u> The Company maintains its demand deposit in a high credit quality financial institution. Balances at times may exceed federally insured limits.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

<u>Income Taxes:</u> The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u>   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Securities Owned:</u> Securities owned consisted of corporate bonds at December 31, 2020. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations.

<u>Revenue from Contracts with Customers:</u>   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

<u>Date of Management's Review:</u> Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $1,040,333 which was $940,333 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

The Company operates from office premises owned by the Stockholder at no cost to the Company. The fair value of the premises provided is considered to be insignificant.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – RECEIVABLE FROM, PAYABLE TO AND DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing broker at December 31, 2020 consist of commissions receivable and funds on deposit in a trading account. Amounts payable to the clearing broker consist of margin debt collateralized by securities owned at December 31, 2020. The margin bears interest at 2.75%.

NOTE F – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2020.

Assets	Fair Value Measurements 12/31/2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Corporate bonds	$ 1,079,842	$ 1,079,842		
	$ 1,079,842	$ 1,079,842	$ -	$ -
Liabilities				
Securities sold, not yet purchased:				
U.S. Treasury notes	$ 567,329	$ 567,329	$ -	$ -

The corporate bonds maturities range from approximately 3 to 76 years. U.S. Treasuries maturities range from approximately 9 to 30 years.

NOTE G - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE H – CONCENTRATION

During 2020, approximately 95% of commissions revenue was earned from two customers and their affiliates.

Note I – ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believe that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Kiley Partners, Inc.

Schedule I
Computation of Net Capital Pursuant To Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
As Of December 31, 2020

Net capital:

Total stockholder's equity	$	1,078,208
Less non-allowable assets:		
Other assets		264
Total non-allowable assets		264
Net capital before haircuts		1,077,944
Less haircuts		37,611
Net capital		1,040,333
Minimum net capital required		100,000
Excess net capital	$	940,333
Aggregate indebtedness	$	19,661
Percentage of aggregate indebtedness to net capital		1.89%

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31,2020

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2020 and net capital as reported above.

Kiley Partners, Inc.

Schedule II

Computation For Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission As Of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating To The Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission As Of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 11, 2021

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern**:**

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Kiley Partners, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of Rule 15c3-3, the Company is claiming an exemption from Rule 15c3-3 for the fiscal year ended December 31, 2020.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _Michael Kiley_

Name: Michael Kiley

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kiley Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kiley Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Kiley Partners, Inc. stated that Kiley Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kiley Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiley Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 18, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Kiley Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kiley Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating Kiley Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Kiley Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kiley Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kiley Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended _12/31/20_____

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048050
KILEY PARTNERS, INC.
16 BEL GIORNO COURT
HENDERS0N, NV 89011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) — $ 1,530

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (514)

   8/6/20
   Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 1,016

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 1,016

   G. **PAYMENT:** √ **the box**
   Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) — $ 1,016

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KILEY PARTNERS, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _3rd_ day of _February_, 20 _21_.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,065,632

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   36,518

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,877

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

       Enter the greater of line (i) or (ii)   8,877

       Total deductions   45,395

2d. SIPC Net Operating Revenues $ 1,020,237

2e. General Assessment @ .0015 $ 1,530

                            (to page 1, line 2.A.)